UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U/A

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

January 8, 2021

Date of Report: (Date of earliest event reported)

MASTERWORKS 003, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2276197
State of other jurisdiction of incorporation or 0rganization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Class of Securities issued pursuant to Regulation A)

EXPLANATORY NOTE

This Amendment to the Current Report on Form 1-U originally filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2021 is being filed to note that there were no changes in Masterworks 003, LLC (the “Company”)’s certifying accountant, and there were no events reportable under Item 4 of Form 1-U.

Item 9. Other Events

The Company is correcting its disclosure contained in its Current Report on Form 1-U originally filed with the SEC on January 8, 2021. As previously disclosed by the Company in its Current Report on Form 1-U as filed with the SEC on December 29, 2020, the Company was dissolved as of December 28, 2020. The Company filed an Exit Report on Form 1-Z on December 29, 2020. There were no changes in the Company’s certifying accountant, and there were no events reportable under Item 4 of Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 003, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: January 8, 2021